HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                  harttrinen@aol.com
Will Hart                                                        (303) 839-0061
Fax: (303) 839-5414

                                December 4, 2020

Liz Packebusch
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Fortitude Gold Corporation
            Registration Statement on Form S-1/A
            File No. 333-249533

     This office represents Fortitude Gold Corporation (the "Company"). Amendment No. 2 to the Company's Registration Statement on Form S-1 (333-249533) has been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated December 3, 2020.

     The numbers below correspond to the paragraph numbers in the staff's comment letter.

                                                                        Page No.
                                                                        --------

1.   Comment complied with.                                    Cover Page,11,36

2.   The technical report available on the Gold Resource
     Corporation website has been revised to indicate that the report has been prepared in accordance with Industry Guide 7. The Company does not know of any other instances in which the original technical report has been circulated of filed.

3.   Comment complied with.                                        Exhibit 23.5

4. Although the Company and Gold Resource Corporation could potentially have disputes over almost any provision of the Separation Agreement or the Management Services Agreement we do not know of any material potential conflicts of interest posed by the terms of the Separation Agreement and/or the Management Services Agreement as they relate to Mr. Conrad's dual board memberships.

5.   Comment complied with.                                                  37

6.   Comment complied with.                                        Exhibit 10.4

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                                 William T. Hart